EXHIBIT 99.7

Consent of Director Nominee

Pursuant to Rule 438 promulgated under the Securities Act of 1933, as amended, in connection with the Registration Statement on Form S-4, and any amendments and supplements thereto (the “Registration Statement”), of Royale Energy Holdings, Inc., a Delaware corporation (the “Registrant”), relating to the amended and restated agreement and plan of merger dated effective December 31, 2016, as it may be amended (the “Merger Agreement”), by and among the Registrant, Royale Energy, Inc., Royale Merger Sub, Inc., Matrix Merger Sub, Inc. and Matrix Oil Management Corporation, the undersigned hereby consents to being named in the proxy statement/prospectus which forms a part of the Registration Statement as a person who is expected to become a director of the Registrant upon consummation of the merger contemplated in such Merger Agreement.

IN WITNESS WHEREOF, the undersigned has executed this consent as of the 7th day of February, 2017.

/S/Ronald Buck
Ronald Buck